Exhibit 99.(d).6

John Hancock INVESTMENT Trust

on behalf of John Hancock Small Cap Core Fund

AMENDMENT TO SUBADVISORY AGREEMENT

AMENDMENT made as of the 18th day of December, 2013 to the SubAdvisory Agreement dated December 31, 2005, as amended (the “Agreement”), among John Hancock Advisers, LLC, a Delaware limited liability company, John Hancock Asset Management a division of Manulife Asset Management (US) LLC (formerly, Sovereign Asset Management, LLC), a Delaware limited liability company, and each of the investment companies that is a signatory to the Agreement, including John Hancock Investment Trust. In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement, which relates to Section 3 of the Agreement, “COMPENSATION OF SUB-ADVISER,” is hereby amended to add the following new series and fee schedules:

SUBADVISORY FEE SCHEDULES

The Subadviser shall serve as an investment subadviser for each Fund of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to each Fund, the fee computed separately for such Fund at an annual rate as set forth in the chart below (the “Subadviser Fee”).

The term Aggregate Net Assets in the chart below includes the net assets of a Fund of the Trust. It also includes with respect to certain Funds as indicated in the chart the net assets of one or more other portfolios, but in each case only for the period during which the Subadviser for the Fund also serves as the subadviser for the other portfolio(s) and only with respect to the net assets of such other portfolio(s) that are managed by the Subadviser.

For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee, the net assets of the Fund and each other fund of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.

A Subadviser Fee based on Aggregate Net Assets for a Fund shall be based on the applicable annual fee rate for the Fund which for each day shall be equal to (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Subadviser Fee for each Fund shall be accrued and paid daily to the Subadviser for each calendar day. The daily fee accruals for Subadviser Fees based on Aggregate Net Assets will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Fund. Fees shall be paid either by wire transfer or check, as directed by the Subadviser.

If, with respect to any Fund, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date of such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.

JOHN HANCOCK INVESTMENT TRUST

Trust Portfolio	Aggregate Net Assets Include the Net Assets of the following Funds in addition to the Trust Portfolio	First $500 million of Aggregate Net Assets		Next $500 million of Aggregate Net Assets		Excess Over $1 billion of Aggregate Net Assets

John Hancock Small Cap Core Fund	N/A	[ ]	%	[ ]	%	[ ]	%

2.	EFFECTIVE DATE

This Amendment shall become effective as of the date first mentioned above.

3.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK ADVISERS, LLC

By:	/s/ Leo Zerilli
Leo Zerilli
Senior Vice President and Chief Investment Officer

JOHN HANCOCK ASSET MANAGEMENT A DIVISION OF
MANULIFE ASSET MANAGEMENT (US) LLC

By:	/s/ Diane R. Landers
Name: Diane R. Landers
Title: Vice President and Chief Administrative Officer

JOHN HANCOCK INVESTMENT TRUST, on behalf of
John Hancock Small Cap Core Fund

By:	/s/ Hugh McHaffie
Hugh McHaffie
President